UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-33768

AIFU INC.

Room 1, Building 10,

Jinzhong Guobin Hui Qinyuan 2nd Road

Lihu Community, Xili Street
Shenzhen, 518055
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Departure of Director

On March 17, 2026, the board of directors (the “Board”) of AIFU Inc. (the “Company”) received a letter of resignation from Ms. Hong Suong Nguyen as Director and Chairperson of the Board, effective as of March 17, 2026.

Ms. Hong Suong Nguyen’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its gratitude for her contributions and dedicated service to the Company. The Company will immediately begin the process of identifying a qualified successor to fill the vacancy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIFU Inc.

By:	/s/ Mingxiu Luan
Name:	Mingxiu Luan
Title:	Chief Executive Officer

Date: March 18, 2026

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